U. S. SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D. C.  20549


                             FORM 12b-25

                     NOTIFICATION OF LATE FILING

                             (Check One)

  [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

  For Period Ended:   December 31, 2000
                      ---------------------------------------------------

  [ ]  Transition Report on Form 10-K
  [ ]  Transition Report on Form 20-F
  [ ]  Transition Report on Form 11-K
  [ ]  Transition Report on Form 10-Q
  [ ]  Transition Report on Form N-SAR
  For the Transition Period Ended:
  _______________________________________________________________________

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
  _______________________________________________________________________

  If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: The notification relates to the entire Annual Report on Form 10-K.
  _______________________________________________________________________

  PART I  -  REGISTRANT INFORMATION
  _______________________________________________________________________


       Full Name of Registrant:      Stevens International, Inc.
                                     ------------------------------------
       Former Name if Applicable:    Stevens Graphics Corporation
                                     ------------------------------------

       5700 E. Belknap Street
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       Address of Principal Executive Office (Street and Number)

       Fort Worth, Texas 76117
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       City, State and Zip Code

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  _______________________________________________________________________
  PART II  -  RULES 12b-25   (b) AND (c)
  _______________________________________________________________________

  If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       [X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       [X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       [ ] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  _____________________________________________________________________

  PART III  -  NARRATIVE
  ______________________________________________________________________

       During 2000 and 1999 the Company has had continuing liquidity difficulties, and has been unable to meet many of its obligations in a timely manner. We are in default of several covenants relating to our Senior Bank debt. We have been operating in the fourth quarter of 2000 and the first quarter of 2001 during merger negotiations with Graphic Systems Services, a privately owned printing press manufacturer located in Springboro, Ohio. We have been seeking to raise working capital through a private placement of our Series A Common Stock. Neither of these transactions have closed, but various negotiations and discussions to date indicate that one or more could close on or about March 31, 2001.

       There is potential dilution to existing shareholders in these transactions as a result of the potential issuance of shares of Series A Common Stock.

       The Company believes that certain of these transactions will close in the next ten days. Because of the time of management needed to finalize these matters, we believe it would be unreasonable to be forced to file this 10-K before completion of the transactions.

  _______________________________________________________________________

  PART IV  -  OTHER INFORMATION
  _______________________________________________________________________

       (1) Name and telephone number of person to contact in regard to this notification.

       George A. Wiederaenders           817           831-3911
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             (Name)                  (Area Code)    (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X]    Yes          [ ]    No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                [X}    Yes          [ ]    No

  If  so:  attach  an  explanation   of  the  anticipated  change,   both
  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       Change in Results of Operations. The Company's sales for 2000 decreased by $7.5 million compared to 1999 while preliminary and estimated gross profit decreased by approximately $3.1 million compared to gross profit in 1999. The Company's preliminary and estimated net loss in 2000 was approximately $4.6 million compared to a net loss of $4.3 million in 1999. The 2000 loss included a $1 million interest charge necessitated by the conversion features of the $1 million in convertible subordinated notes payable issued on March 31, 2000. The 1999 loss included a loss on sale of SSMI, its French repair and service company, of approximately $1.6 million. SSMI was sold in January 2000.

  Pursuant to the requirements of the Securities Exchange Act of 1934, Stevens International, Inc. duly causes this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                     STEVENS INTERNATIONAL, INC.

  Date:  March 28, 2001            By: /s/ George A. Wiederaenders
         --------------                ---------------------------
                                       George A. Wiederaenders
                                       Vice President, Treasurer, and
                                       Chief Accounting Officer